Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-196281

September 16, 2014

11,700,000 Shares

Civitas Solutions, Inc.

Common Stock

This free writing prospectus relates only to this offering and updates, and should be read together with, the preliminary prospectus dated September 3, 2014 (the “Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-196281). The following information updates and supplements the Preliminary Prospectus. Please refer to the preliminary prospectus dated September 12, 2014, which is included in Amendment No. 5 to the Registration Statement, for the full contents thereof, which can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1608638/000119312514340497/d729354ds1a.htm

All references to captions correspond to captions in the Preliminary Prospectus. References to “we,” us,” “our company,” “Civitas,” and other terms in this free writing prospectus are used in the manner described in the Preliminary Prospectus.

THE OFFERING

We are offering 11,700,000 shares of our common stock. Before this offering there has been no public market for our common stock. The initial public offering price of our common stock is $17.00 per share. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “CIVI.”

All of the shares in this offering are being offered and sold by us, and not by a selling stockholder. We have granted the underwriters an option to purchase up to 1,755,000 additional shares from us at the initial public offering price, less underwriting discounts and commissions.

Upon completion of this offering, we will have 36,950,000 shares of common stock outstanding, or 38,705,000 shares of common stock outstanding if the underwriters exercise their over-allotment option in full.

USE OF PROCEEDS

We estimate that the proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, will be approximately $182.2 million.

We intend to use the net proceeds from the sale of common stock by us in this offering and cash on hand to (i) redeem $162.0 million in aggregate principal amount of the senior notes issued by NMHI at a redemption price of 106.25% plus accrued and unpaid interest thereon to the date of redemption and (ii) pay a transaction advisory fee of $8.0 million to Vestar under the management agreement with Vestar, which agreement will terminate upon completion of this offering. The senior notes mature on February 15, 2018 and have an interest rate of 12.50% per annum.

PRO FORMA NET INCOME PER COMMON SHARE

The following table sets forth our pro forma basic and diluted net income (loss) per common share for the fiscal year ended September 30, 2013, and for the nine months ended June 30, 2014, after giving effect to: (i) the refinancing of our senior secured credit facilities in January 2014; (ii) the redemption of $162 million of the senior notes using the net proceeds from this offering, as described in “Use of Proceeds”; (iii) the reduction of the interest rate payable under our senior secured credit facilities by 0.50% per annum as a result of the reduction in our consolidated leverage ratio following the completion of the redemption of the senior notes using the net proceeds from this offering; (iv) the elimination of the annual management fee to Vestar as a result of the termination of the management agreement with Vestar; and (v) the issuance of 11,700,000 shares of our common stock by us in this offering, as if each of these events occurred at the beginning of the periods presented.

Pro forma per share data does not give effect to (i) the write-off of deferred financing costs of $0.8 million in connection with the redemption of the senior notes using the net proceeds from this offering and (ii) the write-off of unamortized debt issuance costs of $3.7 million related to the senior notes.

The following is a reconciliation of historical net loss to pro forma net income (loss) for the year ended September 30, 2013 and the nine months ended June 30, 2014:

(dollars in thousands, except share and per share data)	Fiscal Year Ended September 30, 2013	Nine Months Ended June 30, 2014
Net loss	$(18,296)	$(16,875)
Decrease in interest expense (a)	34,901	21,936
Management fees and expenses (b)	1,359	1,041
Decrease in benefit from income taxes (c)	(13,907)	(6,761)

Pro forma net income (loss)	$4,057	$(659)

Pro forma net income (loss) per common share:
Basic	$0.11	$(0.02)
Diluted	$0.11	$(0.02)
Pro forma weighted-average common shares outstanding: (d)
Basic	36,950,000	36,950,000
Diluted	36,950,000	36,950,000

(a)	Reflects the net adjustment to interest expense resulting from (i) the reduction of the interest rate as a result of the refinancing of our senior secured credit facilities in January 2014, partially offset by the increase in the principal amount of our term loan in that refinancing, and the reduction of our interest expense as a result of the redemption of $38 million in principal amount of our senior notes in February 2014, (ii) the redemption of $162.0 million in principal amount of the senior notes using the net proceeds from this offering, as described in “Use of Proceeds” and (iii) the reduction of the interest rate payable under our senior secured credit facilities by 0.50% per annum as a result of the reduction in our consolidated leverage ratio following the redemption of the senior notes using the net proceeds from this offering.
(b)	Reflects the elimination of management fees to Vestar for the periods presented as a result of the termination of the management agreement. In connection with the Merger, NMHI entered into a management agreement with Vestar, pursuant to which NMHI agreed to pay Vestar an annual management fee equal to the greater of (i) $850,000 and (ii) an amount per annum equal to 1.00% of NMHI’s consolidated earnings before depreciation, amortization, interest and taxes for each fiscal year before deduction of Vestar’s fee, determined as set forth in NMHI’s senior credit agreement. In connection with the consummation of this offering, we intend to pay Vestar a one-time transaction advisory fee under the management agreement of $8.0 million. The management agreement will terminate upon completion of this offering.
(c)	Reflects adjustments to historical benefit from income taxes, assuming a pro forma effective tax rate of 40% for each period presented.
(d)	Reflects 11,700,000 shares of common stock to be issued by us in this offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2014 on:

•	an actual basis; and

•	an as adjusted basis to give effect to the sale of 11,700,000 shares of our common stock in this offering by us after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds therefrom as described under “Use of Proceeds.”

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in the Preliminary Prospectus.

	June 30, 2014
	Actual	As Adjusted
(in thousands)
Cash and cash equivalents:
Available cash (1)	$47,526	$42,346
Restricted cash (2)	50,000	50,000

Total cash and cash equivalents	97,526	92,346

Debt:
Senior revolver (3)	—	—
Term loan facility (4)	598,500	598,500
Senior notes (5)	212,000	50,000

Total long-term debt (6)	810,500	648,500
Stockholders’ equity:
Preferred stock, $0.01 par value, no shares authorized or outstanding on an actual basis; 50,000,000 shares authorized and no shares outstanding on an as adjusted basis	—	—
Common stock, $0.01 par value, 350,000,000 authorized; 25,250,000 shares outstanding on an actual basis; 36,950,000 shares outstanding on an as adjusted basis	253	370
Additional paid-in-capital	90,065	264,151
Accumulated other comprehensive loss	(530)	(530)
Accumulated deficit	(151,835)	(163,061)

Total stockholders’ (deficit) equity (7)	(62,047)	100,930

Total capitalization	$748,453	$749,430

(1)	As adjusted available cash assumes the payment of accrued and unpaid interest of $7.6 million as of June 30, 2014 in connection with the redemption of a portion of the outstanding senior notes. Assuming a redemption date of October 17, 2014, the accrued and unpaid interest on the senior notes being redeemed would be $3.5 million, which gives effect to the scheduled semi-annual interest payment of $13.3 million, which was paid on August 15, 2014.
(2)	Represents cash deposited in a cash collateral account in support of the issuance of undrawn letters of credit.

(3)	As of June 30, 2014, on an actual and as adjusted basis, we had $100.0 million of availability under our senior revolver.
(4)	Excludes the impact of original issue discount, net of accumulated amortization of $1.3 million.
(5)	Excludes the impact of original issue discount and initial purchasers’ discount, net of accumulated amortization of $4.9 million.
(6)	Includes current portion but excludes $6.6 million in obligations under capital leases.
(7)	Assumes that each of (i) the unamortized debt issuances costs of the senior notes of $3.7 million, (ii) the unamortized deferred financing costs of $0.8 million, (iii) the approximately $4.0 million cash payment to certain non-executive officer employees who participate in the CareMeridian, LLC Management Cash Incentive Plan that will be paid in two installments, the first occurring in January 2015 and the second in January 2016, and (iv) the call premium of $10.1 million on the senior notes are expensed, net of related taxes, upon completion of this offering.

PRINCIPAL STOCKHOLDERS

The following table shows information about the beneficial ownership of our common stock as of September 2, 2014 by:

•	each person known by us to beneficially own 5% or more of our outstanding common stock;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group;

in each case, giving effect to the 2,525,000-for-one stock split of our common stock, which occurred on September 2, 2014.

The numbers (including percentages) listed below are based on 25,250,000 shares of our common stock outstanding as of September 2, 2014, after giving effect to the 2,525,000-for-one stock split, as if it had occurred on that date.

	Common stock owned before the offering		Common stock owned after the offering assuming no option exercise		Common stock owned after the offering assuming full option exercise
Name of Beneficial Owner (1)	Number	Percentage	Number	Percentage	Number	Percentage
Principal Stockholder:
NMH Investment LLC (2)(3)	25,250,000	100%	25,250,000	68%	25,250,000	65%
Directors, Director Designee and Named Executive Officers:
Edward M. Murphy	—	—	—	—	—	—
Bruce F. Nardella	—	—	—	—	—	—
Denis M. Holler	—	—	—	—	—	—
David M. Petersen	—	—	—	—	—	—
Linda De Renzo	—	—	—	—	—	—
Kathleen Federico
Chris A. Durbin (4)	—	—	—	—	—	—
James L. Elrod, Jr. (4)	—	—	—	—	—	—
Pamela F. Lenehan	—	—	—	—	—	—
Kevin A. Mundt (4)	—	—	—	—	—	—
Guy Sansone	—	—	—	—	—	—
Gregory T. Torres	—	—	—	—	—	—

	Common stock owned before the offering		Common stock owned after the offering assuming no option exercise		Common stock owned after the offering assuming full option exercise
Name of Beneficial Owner (1)	Number	Percentage	Number	Percentage	Number	Percentage
Patrick M. Gray	—	—	—	—	—	—
All directors, director designee and executive officers as a group (18 persons)	—	—	—	—	—	—

(1)	A “beneficial owner” of a security is determined in accordance with Rule 13d-3 under the Exchange Act and generally means any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares:

•	voting power which includes the power to vote, or to direct the voting of, such security; and/or

•	investment power which includes the power to dispose, or to direct the disposition of, such security.

(2)	The address for NMH Investment is c/o Vestar Capital Partners, Inc., 245 Park Avenue, 41st Floor, New York, New York 10167.
(3)	Although our executive officers, Edward M. Murphy, Bruce F. Nardella, Denis M. Holler, Neil D. Brendmoen, David M. Petersen, Jeffrey M. Cohen, Linda De Renzo, Kathleen Federico, Dwight D. Robson, Gerald J. Morrissey, Jr., and Robert M. Melia, and two of our directors, Pamela F. Lenehan and Guy Sansone, do not have voting or dispositive power over the securities held by NMH Investment, each owns securities of NMH Investment with varying rights to participate in distributions by NMH Investment. Although these securities do not directly translate to an indirect percentage ownership interest of Civitas, NMH Investment estimates that Mr. Murphy, Mr. Nardella, Mr. Holler, Mr. Brendmoen, Mr. Petersen, Mr. Cohen, Ms. De Renzo, Ms. Federico, Mr. Robson, Mr. Morrissey, Mr. Melia, Ms. Lenehan and Mr. Sansone, would be entitled to approximately 3.1%, 2.0%, 1.5%, 0.3%, 1.2%, 0.2%, 0.9%, 0.8%, 0.7%, 0.1%, 1.0%, 0.1% and less than 0.1%, respectively, of the distributions of NMH Investment. These percentages (i) are calculated as of the date of this prospectus, (ii) are based on the initial public offering price of $17.00 per share, (iii) assume no exercise by the underwriters of their option to purchase up to 1,755,000 additional shares from us, (iv) assume the Class H Common Units of NMH Investment issued to management vest and (v) exclude the issuance of the options and restricted stock units that we intend to grant in connection with this offering.
(4)	Messrs. Elrod, Mundt and Durbin are Managing Directors of Vestar. Each of Messrs. Elrod, Mundt and Durbin disclaims beneficial ownership of any units of NMH Investment beneficially owned by Vestar, except to the extent of his indirect pecuniary interest therein.

OTHER INFORMATION

We intend to use the net proceeds from the sale of common stock by us in this offering to redeem $162 million in aggregate principal amount of the outstanding senior notes at a redemption price of 106.25% plus accrued and unpaid interest thereon to the date of redemption. As a result, $50 million in aggregate principal amount of senior notes will remain outstanding, and we will continue to be restricted by the covenants in the indenture governing the senior notes. Although we had $100 million of availability under our senior revolver as of June 30, 2014, the covenants in the indenture governing the senior notes will continue to effectively limit the amount of borrowings that we may incur under the senior revolver.

Civitas has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Civitas has filed with the SEC for more complete information about Civitas and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Civitas, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting, Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling (888) 603-5897 or by emailing barclaysprospectus@broadridge.com; BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department or by emailing dg.prospectus_requests@baml.com; or UBS Investment Bank, Attn: Prospectus Department, 299 Park Avenue, New York, NY 10171 or by calling (888) 827-7275.

The information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. This information does not purport to be a complete description of the securities or of the offering. Please refer to the Preliminary Prospectus, as amended hereby, for a complete description.